Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2009	2008 (c)	2007 (c)	2006 (c)	2005 (c)	2004 (c)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$339	$1,357	$1,281	$1,099	$795	$854
Less earnings of equity method investments	2	3	5	6	7	4
Distributed income from equity method investments	2	3	7	3	5	5
	339	1,357	1,283	1,096	793	855

Total fixed charges as below	244	568	609	559	554	558
Less:
Capitalized interest	29	59	58	24	9	6
Preferred security distributions of subsidiaries on a pre-tax basis	11	27	23	24	5	5
Interest expense related to discontinued operations	2	8	35	36	37	30
Total fixed charges included in Income from Continuing Operations Before Income Taxes	202	474	493	475	503	517

Total earnings	$541	$1,831	$1,776	$1,571	$1,296	$1,372

Fixed charges, as defined:
Interest on long-term debt	$196	$478	$522	$482	$465	$491
Interest on short-term debt and other interest	15	28	35	13	29	20
Amortization of debt discount, expense and premium - net	8	12	8	11	23	8
Estimated interest component of operating rentals	13	22	21	29	32	34
Preferred securities distributions of subsidiaries on a pre-tax basis	11	27	23	24	5	5
Fixed charges of majority-owned share of 50% or less-owned persons	1	1

Total fixed charges (a)	$244	$568	$609	$559	$554	$558

Ratio of earnings to fixed charges	2.2	3.2	2.9	2.8	2.3	2.5
Ratio of earnings to combined fixed charges and preferred stock dividends (b)	2.2	3.2	2.9	2.8	2.3	2.5

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(c)
Certain line items have been revised due to the expected sales of the Long Island generation business and the Maine hydroelectric generation business and the related reclassification of prior period operating results to "Income (Loss) from Discontinued Operations."